

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

James Patrick McCormick
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, NY 10004

> **Re: Western Acquisition Ventures Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 30, 2024**
> **File No. 333-269724**

Dear James Patrick McCormick:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 44

1. We note your response to prior comment 1. Please provide us with reconciliations of the Cycurion [Pre-Merger] amounts in your table on the cover page to your consolidated financial statements and the Cycurion [Post-Merger] amounts in your table to your pro forma financial information.

Abstentions and Broker-Non Votes, page 73

2. We note that you updated the voting standard for "Proposal 5 —The Directors Proposal" on page 97, but did not update the disclosures in this section to reflect the appropriate voting standard for each Proposal. Please revise.

Legal Proceedings, page 123

3.   We note your response to prior comment 15 of our letter dated March 14, 2023. Please revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cycurion
Our Business, page 134

4.   We note your response to prior comment 16. Please tell us your consideration of disclosing the Average Number of Customers and Gross Labor Hours for each period presented and include a quantified discussion of such measures and discuss any significant fluctuations. We refer you to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 139

5.   We note your response to prior comment 17. Please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity and cash flows. We refer you to Item 303(b)(1) of Regulation S-K.

Critical accounting policies and significant judgments and estimates, page 141

6.   We note your response to prior comment 18. Please revise your disclosures to include a critical accounting policy to discuss the estimates and assumptions associated with goodwill. Tell us whether any of your reporting units are at risk of failing a quantitative analysis and if so, revise your critical accounting policies to disclose:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit:
- A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and
- A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose such determination. We refer to Item 303(b)(3) of Regulation S-K.

Cycurion, Inc.
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-49

7.   We note your response to prior comment 19. Please revise your disclosures to explain how you establish the transaction price and describe the method used to measure revenue to be recognized. Refer to ASC 606-10-25-31 to 25-37 and 32-2.

8.   We note your response to prior comment 23. Please clarify your disclosures on page 140 that indicate your performance obligation is to provide a development service that enhances an asset that the customer controls and you receive payment upon reaching milestones. Tell us how this disclosure is consistent with your revenue recognition policy disclosure that does not reference this accounting.

9.   We note your response to prior comment 24. Please clarify your disclosures on page 140 that state "We are not able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts. Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred." Tell us how this disclosure is consistent with your revenue recognition policy disclosure that does not reference this accounting.

Note 4 - Refundable Deposit for Acquisition, page F-54

10.   Your revised disclosures in response to prior comment 26 indicate that in the event that the Company is unable to complete this transaction, the Company's management believes it would not be able to recover the deposit from SLG as it is nonrefundable; however, management believes failure to complete the transaction is remote. You also state in your response that "With respect to lack of inclusion of financial statements for SLG, related proforma financial information, and significance test calculations, the Company does believe that any such financial disclosure is required." Clarify this statement. If such financial information is required, it must be provided in your next amendment. In addition, provide us with your analysis that addresses whether the acquisition is deemed probable. Refer to Rule 8-04 of Regulation S-X. Provide us with your significance test calculations in accordance with Rule 1-02(w) of Regulation S-X. In general, S-X 3-05 and S-X 8-04 require the filing of separate pre-acquisition historical financial statements when the acquisition of a significant business has occurred or is probable. Lastly, ensure that the disclosures throughout the filing clearly describe the status of this transaction.

Note 5. Fixed Assets, page F-55

11.   We note your response to prior comment 27. Please reconcile your disclosures on page F-55 that indicate you paid $2,400,000 with your disclosures on page 136 that indicate the consideration for the acquired technology assets was 1,802,444 restricted shares of your Common Stock to Sabres that you valued at approximately $1,824,000.

   Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Keith J. Billotti